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MAR 06 2017

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SEC

17009494

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01//01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Howard Feigenbaum dba Sharemaster

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 Tewell Drive
(No. and Street)

Hemet (City) CA (State) 92545 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Feigenbaum 800-933-9210 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Feigenbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sharemaster, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Registered Principal/Owner

Title

See attachment

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in [redacted] Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. ______
2. ______
3. ______
4. ______
5. ______
6. Howard Feigenbaum

Signature of Document Signer No. 1 | *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Riverside

ARIEL TORRES
Comm. #2089958
Notary Public · California
Riverside County
Comm. Expires Nov 15, 2018

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2017, by
(*Date*, *Month*, *Year*)

(1) Howard Feigenbaum

(and (2) ______),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Ariel Torres

Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or affirmation Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625

PCAOB # 3621

Report of Independent Registered Public Accounting Firm

Howard Feigenbaum
Sharemaster
Hemet, CA 92545

I have audited the accompanying statement of financial condition of Sharemaster (the "Entity" or the "Owner"), as of December 31, 2016 and the related statements of income, changes in proprietor's equity, and cash flows for the year then ended. These financial statements are the responsibility of the owner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the sole proprietor, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the entity as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the owner's financial statements. The supplemental information is the responsibility of the Entity's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg, CPA
Rocklin, CA
February 12, 2017

Sharemaster

Statement of Financial Condition

December 31, 2016

Assets

Cash	$29,956
Commissions receivable	941
Total Assets	$30,897

Liabilities and Sole Proprietor's Equity

Liabilities	
Accrued expenses	$ 23
Total liabilities	23
Proprietor's Equity	$30,874
Total Liabilities and Proprietor's Equity	$30,897

Accompanying notes are an integral part of these financial statements.

Sharemaster

Statement of Income

For the Year Ended December 31, 2016

Revenues	
Commission income	$ 9,012
Total Revenues	9,012
Expenses	
Commission to owner	1,350
Professional services	3,050
Regulatory fees	1,626
All other expenses	544
Total expenses	6,570
Net Profit	$ 2,442

Accompanying notes are an integral part of these financial statements.

Sharemaster

Statement of Changes in Proprietor's Equity

For the Year Ended December 31, 2016

Balance, December 31, 2015	$12,050
Net Income	2,442
Proprietor's change in personal equity	16,382
Balance, December 31, 2016	$ 30,874

Accompanying notes are an integral part of these financial statements

Sharemaster

Changes in Cash Flow

For the Year Ended December 31, 2016

Cash flow from operating activities		
Net profit		$ 2,442
Adjustments to reconcile net income to net		
Cash provided by (used in) operating activities		
Increase (decrease) in assets:		
Commissions receivable		(49)
Increase (decrease) in liabilities:		
Accrued expenses		23
Net cash provided (used in) operating activities		2,416
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		
Change in owner's personal bank account	16,382	
Net cash provided by (used in) investing activities		16,382
Net increase in cash		18,798
Cash at beginning of year		11,158
Cash at end of year		$29,956
Supplemental cash flow information		
Cash paid for interest		$ 0
Cash paid for income tax		$ 0

Accompanying notes are an integral part of these financial statements

Sharemaster

Notes to Financial Statements

December 31, 2016

Note 1 – Organization and Nature of Business

Sharemaster (the Entity) was established as a sole proprietorship in the State of California on August 1, 1989. The Entity is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Note 2 – Significant Accounting Policies

Basis of Presentation – The Entity conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

Mutual Fund retailer

Broker or dealer selling variable life insurance or annuities

Under its membership agreement with FINRA and pursuant to Rule 15c3(k)(1), the Entity's business and activities (both principal and agent) are limited to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker-dealer activities. Additionally, the Entity cannot hold funds or securities for or owe money or securities to customers. Accordingly, the Entity is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue – Revenue consists of commissions from the sale of mutual funds.

Revenue Recognition – The Entity recognized revenue upon rendering of services.

Income Taxes – The Entity is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Entity is that of the proprietor.

Note 2 – Significant Accounting Policies (continued)

Statement of Changes in Financial Condition – The Entity has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Net Capital Requirements

The Entity is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Entity had net capital of $29,933 which was $24,933 in excess of its required net capital of $5,000. The Entity's net capital ratio was .001 to 1.

Note 5 – Income Taxes

The Entity is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Entity is that of the proprietor. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

Note 6 – Exemption from the SEC Rule 15c3-3

Under its membership agreement with FINRA and pursuant to Rule 15c3(k)(1), the Entity's business and activities are limited (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker-dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to, customers.

Note 7 – SIPC Supplementary Report Requirement

The Entity is not required to complete the SIPC Supplementary Report under SEC Rule 17a5(e)(4) for fiscal year ending December 31, 2016 because the Entity's Net Operating Revenues are under $500,000.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 12, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Sharemaster

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2016

Computation of Net Capital

Total Ownership Equity (From Statement of Financial Condition)	$ 30,874
Non-allowable assets:	941
Net Capital	$ 29,933

Computation of Net Capital Requirements

Minimum Net Capital Indebtedness	
6.67% of net aggregate indebtedness	$ 2
Minimum dollar net capital required	$ 5,000
Net capital required (greater of above amounts)	$ 5,000
Excess net capital	$ 24,933

Excess net capital at 1000% (net capital less 10% of Aggregate Indebtedness) $ 0

Computation of Aggregate Indebtedness

Total liabilities (from Statement of Financial Condition)	$ 23
Ratio of indebtedness to net capital	$ 0

Reconciliation

The following is a reconciliation of the above Net Capital computation with the Entity's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Entity's computation	$ 30,874
Commissions receivable – non allowable	(941)
Net Capital per audit	$ 29,933

Accompanying notes are an integral part of these financial statements

Sharemaster

Schedule II – Computation for Determination of Reserve

Requirements Pursuant to Rule 15c3-3

December 31, 2016

A computation of reserve requirement is not applicable to Sharemaster as the Entity qualifies for exemption under Rule 15c3-3(k)(1).

Sharemaster

Schedule III – Information Relating to Possession or Control

Requirements Under Rule 15c3-3

December 31, 2016

Information relating to possession or control of Sharemaster is not applicable to Sharemaster as the Entity qualifies for exemption under Rule 15c3-3(k)(1).

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625

PCAOB # 3621

Report of Independent Registered Public Accounting Firm- Exemption Report

Howard Feigenbaum
Sharemaster

I have reviewed the owner's statements, included in the accompanying Sharemaster (the "owner") Exemption Report in which (1) the owner identified the following provisions of 17C.F.R. §15c3-3(k) under which the owner claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (1)) (the "exemption provisions"), and (2) the owner stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The owner is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the owner's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on the owner's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the owner's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 12, 2017

SHAREMASTER
460 Tewell Drive
Hemet, CA 92545
(818) 597-9210

January 27, 2017
Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

RE: SEA Rule 17(a)-5(d)(4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information in provided. Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Sharemaster met the Section 204, 15c3-3(k)(1) exemption for the period January 1, 2016 to December 31, 2016.

Sincerely,

Howard Feigenbaum
Registered Principal